                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   FORM 11-K

                            -----------------------

                                 ANNUAL REPORT

                       Pursuant to Section 15 (d) of the
                       Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1997

                         Commission File Number 1-6446

                            ------------------------

                                K N Energy, Inc.
                        Profit Sharing and Savings Plan

                                K N Energy, Inc.
                                P.O. Box 281304
                         Lakewood, Colorado 80228-8304

                      K N ENERGY, INC.
                          PROFIT SHARING AND SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                      AS OF DECEMBER 31, 1997 AND 1996
                      TOGETHER WITH REPORT OF INDEPENDENT
                           PUBLIC ACCOUNTANTS

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN




                                      INDEX


                                                                                                            Page(s)
                                                                                                            -------

Report of Independent Public Accountants                                                                      1

FINANCIAL STATEMENTS:
    Statements of Financial Condition - December 31, 1997 and 1996                                            2

    Statements of Income and Changes in Plan Equity for the Years Ended
       December 31, 1997, 1996 and 1995                                                                       3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES                                                                 4-12

SUPPLEMENTAL SCHEDULES:
    Schedule I - Allocation of Plan Assets and Liabilities to Investment
       Programs - December 31, 1997 and 1996                                                                13-14

    Schedule II - Allocation of Plan Income and Changes in Plan Equity to
       Investment Programs for the Years Ended December 31, 1997, 1996
       and 1995                                                                                              15

    Schedule III - Item 27a - Schedule of Plan Assets Held for Investment Purposes
       as of December 31, 1997                                                                               18

    Schedule IV - Item 27d - Schedule of Reportable Transactions for the Year Ended
       December 31, 1997                                                                                     19

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator,
      K N Energy, Inc. Profit Sharing
      and Savings Plan:

We have audited the accompanying statements of financial condition of the K N ENERGY, INC. PROFIT SHARING AND SAVINGS PLAN (the "Plan"), as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements and supplemental schedules referred to below are the responsibility of K N Energy, Inc. (the "Plan Administrator"). Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1997 and 1996, and the Plan income and changes in Plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Allocation of Plan Assets and Liabilities to Investment Programs, Allocation of Plan Income and Changes in Plan Equity to Investment Programs, Schedule of Plan Assets Held for Investment Purposes and Schedule of Reportable Transactions are presented for purposes of complying with Securities and Exchange Commission requirements and the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             /S/ ARTHUR ANDERSEN LLP



Denver, Colorado,
  June 25, 1998.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


         STATEMENTS OF FINANCIAL CONDITION - DECEMBER 31, 1997 AND 1996



                                      ASSETS                       1997           1996
                                      ------                   ------------   ------------

                                                                        (Schedule I)

INVESTMENTS, at market value (Notes 1 and 2):
     K N Energy, Inc. common stock                             $ 90,067,779   $ 67,052,748
     Voyager Fund                                                30,096,655     24,673,000
     New Opportunities Fund                                       1,099,091             --
     Asset Allocation - Growth Portfolio                            131,650             --
     Asset Allocation - Balanced Portfolio                          465,983             --
     Asset Allocation - Conservative Portfolio                      107,473             --
     Fund for Growth and Income                                  22,844,812     17,550,702
     Income Fund                                                  6,713,632      6,196,452
     International Growth Fund                                   12,505,454     10,106,065
     Money Market Fund                                           10,596,482     11,192,525
     Participant loans                                            1,898,521      1,434,084
                                                               ------------   ------------
               Total investments                                176,527,532    138,205,576

CASH                                                                  4,140         49,115

RECEIVABLES:
     K N Energy, Inc. (Notes 1 and 2)                             5,755,990      6,654,828
     Interest and dividends                                              --         23,790
                                                               ------------   ------------
               Total assets                                    $182,287,662   $144,933,309
                                                               ============   ============

                   LIABILITIES AND PLAN EQUITY

LIABILITIES                                                    $         --   $         --

PLAN EQUITY                                                     182,287,662    144,933,309
                                                               ------------   ------------
               Total liabilities and Plan equity               $182,287,662   $144,933,309
                                                               ============   ============


                    The accompanying notes and schedules are
                 an integral part of these financial statements.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


                                                                     1997                1996               1995
                                                                 -------------      -------------      -------------
                                                                                    (Schedule II)


CONTRIBUTIONS (Notes 1 and 2):
     Employer                                                    $   5,755,990      $   6,659,842      $   5,062,761
     Employee                                                        5,863,631          3,857,429          3,717,443
                                                                 -------------      -------------      -------------
               Total contributions                                  11,619,621         10,517,271          8,780,204
                                                                 -------------      -------------      -------------
EARNINGS FROM INVESTMENTS
     (Note 2):
        Net appreciation in market value
           of investments                                           32,003,494         20,959,665         20,670,351
        Interest                                                       137,339            126,648             63,455
        Dividends                                                    8,436,517          6,817,268          5,748,740
        Forfeitures                                                     40,107                 --                 --
                                                                 -------------      -------------      -------------

               Total earnings from investments                      40,617,457         27,903,581         26,482,546

DISTRIBUTIONS:
     Directly to participants                                      (14,763,186)       (18,455,415)       (15,436,519)
     To insurance company for provision of
        benefits, net of policy dividends                              (19,120)           (37,068)           (17,043)
     Administration fees                                               (10,830)            (9,196)            (9,450)
     Excess contributions                                              (45,513)                --                 --
     Forfeitures                                                       (44,076)                --                 --
                                                                 -------------      -------------      -------------
               Total distributions                                 (14,882,725)       (18,501,679)       (15,463,012)
                                                                 -------------      -------------      -------------
TRANSFERS FROM RELATED PLANS
     (Notes 1 and 6)                                                        --          3,867,962            210,690
                                                                 -------------      -------------      -------------
NET INCREASE IN PLAN EQUITY
     DURING THE YEAR                                                37,354,353         23,787,135         20,010,428

PLAN EQUITY, beginning of year                                     144,933,309        121,146,174        101,135,746
                                                                 -------------      -------------      -------------
PLAN EQUITY, end of year                                         $ 182,287,662      $ 144,933,309      $ 121,146,174
                                                                 =============      =============      =============


                    The accompanying notes and schedules are
                 an integral part of these financial statements.

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


(1)    DESCRIPTION OF THE PLAN

       General

The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. (the "Company"), was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). The Profit Sharing Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Profit Sharing Plan is the surviving plan of a merger effective July 1, 1994 of the 401(k) Retirement Savings Plan and Trust (the "401(k) Plan") into the Profit Sharing Plan. The surviving Profit Sharing Plan was amended and restated, including the name change to the Profit Sharing and Savings Plan (the "Plan").

Benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

       Contributions

Participants may elect to make pretax contributions totaling from 1% to 15% of their annual compensation, limited by requirements of the Internal Revenue Code. Participants may discontinue their election to contribute at any time.

For each Plan year, the Company contributes to the Plan a maximum of 10% of the total compensation (excluding bonuses) paid to eligible employees during that year, based on the Company's attainment of financial targets set by the Board of Directors for that fiscal year. The 1997, 1996 and 1995 contributions were based on eligible net income. The total Company contribution was $5,755,990, $6,659,842 and $5,062,761 in 1997, 1996 and 1995, respectively.

Beginning with the Company contribution in 1990, 50% of each participant's portion of the annual Company contribution must be designated to the fund consisting of the Company's common stock, (the "K N Energy, Inc. Common Stock Fund"). Participants are not allowed to transfer their investments until age 55. The participant can invest the remaining 50% in their investment elections.

Under IRS regulations, annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as employer contributions and employee contributions.

         Investment Programs

Participants may designate their allocated portion of the contribution, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 1997, 1996 and 1995 are briefly described as follows:

                  K N ENERGY, INC. COMMON STOCK FUND--This program consists of shares of the Company's common stock. At December 31, 1997, 1,834 participants held 1,667,922 shares with a cost of $19,590,675 and a market value of $90,067,779. At December 31, 1996, 1,868 participants held 1,708,350 shares with a cost of $16,488,176 and a market value of $67,052,748. At December 31, 1995, 1,807 participants held 1,825,626 shares with a cost of $15,677,538 and a market value of $53,171,364.

                  PUTNAM VOYAGER FUND--This program consists of investments in common stocks of small companies that is managed by Putnam Investment Management, Inc. At December 31, 1997, 1,402 participants held 1,579,877 shares with a cost of $22,189,313 and a market value of $30,096,655. At December 31, 1996, 1,441 participants held 1,530,583 shares with a cost of $20,300,553 and a market value of $24,673,000. At December 31, 1995, 1,334 participants held 1,383,725 shares with a cost of $17,015,802 and a market value of $21,101,795.

                  PUTNAM NEW OPPORTUNITIES FUND--This program consists of investments in a portfolio of stocks in certain emerging industry groups that Putnam believes offer above-average long-term growth. At December 31, 1997, 225 participants held 22,592 shares with a cost of $1,018,263 and a market value of $1,099,091. This fund became an investment option in 1997. There was no activity in the fund in 1996 or 1995.

                  PUTNAM ASSET ALLOCATION-GROWTH PORTFOLIO--This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1997, 19 participants held 10,677 shares with a cost of $142,479 and a market value of $131,650. This fund became an investment option in 1997. There was no activity in the fund in 1996 or 1995.

                  PUTNAM ASSET ALLOCATION-BALANCED PORTFOLIO--This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1997, 23 participants held 41,867 shares with a cost of $488,011 and a market value of $465,983. This fund became an investment option in 1997. There was no activity in the fund in 1996 or 1995.

                  PUTNAM ASSET ALLOCATION-CONSERVATIVE PORTFOLIO--This program uses a strategic allocation percentage between equity securities and fixed income securities. At December 31, 1997, 13 participants held 10,780 shares with a cost of $112,134 and a market value of $107,473. This fund became an investment option in 1997. There was no activity in the fund in 1996 or 1995.

                  PUTNAM FUND FOR GROWTH AND INCOME--This program seeks capital growth and current income by investing primarily in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 1997, 1,189 participants held 1,169,131 shares with a cost of $19,136,721 and a market value of $22,844,812. At December 31, 1996, 1,150 participants held 973,957 shares with a cost of $14,554,501 and a market value of $17,550,702. At December 31, 1995, 1,112 participants held 876,748 shares with a cost of $12,333,755 and a market value of $14,194,547.

                  PUTNAM INCOME FUND--This program invests primarily in corporate bonds from credit worthy companies. At December 31, 1997, 601 participants held 944,252 shares with a cost of $6,419,215 and a market value of $6,713,632. At December 31, 1996, 632 participants held 883,945 shares with a cost of $5,955,009 and a market value of $6,196,452. At December 31, 1995, 674 participants held 965,239 shares with a cost of $6,462,876 and a market value of $6,978,673.

                  PUTNAM INTERNATIONAL GROWTH FUND--This program seeks capital appreciation by investing in a diversified portfolio of stocks of companies located outside the United States. At December 31, 1997, 999 participants held 750,177 shares with a cost of $11,519,079 and a market value of $12,505,454. At December 31, 1996, 1,006 participants held 672,393 shares with a cost of $10,106,065 and a market value of $10,106,065. This fund became an investment option in 1996. There was no activity in the fund in 1995.

                  PUTNAM MONEY MARKET FUND--This program invests primarily in money market investments. At December 31, 1997, 852 participants held 10,596,482 shares with a cost and a market value of $10,596,482. At December 31, 1996, 885 participants held 11,192,525 shares with a cost of $11,192,525 and a market value of $11,192,525. At December 31, 1995, 16 participants held 697,360 shares with a cost and a market value of $697,360.

                  PUTNAM GLOBAL GROWTH FUND--This program seeks capital appreciation by investing primarily in common stocks traded in security markets located in a number of foreign countries and in the United States. As of December 30, 1996, this is no longer an investment election. At December 31, 1995, 1,009 participants held 856,018 shares with a cost of $8,431,112 and a market value of $8,551,622.

                  PUTNAM U.S. GOVERNMENT INCOME TRUST--This program invests in a portfolio of government obligations. As of December 31, 1996, this was no longer an investment option. As of December 31, 1995, 913 participants held 755,006 shares with a cost of $9,734,774 and a market value of $10,222,326.

Prior to January 1, 1987, participants had the option of purchasing life insurance through the Plan. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund.

The value of life insurance in force is not recorded in these financial statements.

         Benefits/Vesting

Obligations for distributions to participants who terminated from the Plan prior to December 31, 1997 and 1996, but were not paid until subsequent to yearend were $0 and $319,000, respectively.

Participants are fully and immediately vested in their elective deferral contributions and rollover contributions. Employees hired after January 1, 1995 are subject to a four-year vesting provision (25% per year of service) for Company contributions. Contributions may be withdrawn, with the approval of the Advisory Committee, in the event of unusual expenses connected with illness or disability, in the event that the money is necessary for children's college expenses, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is less than $3,500, a lump-sum distribution will generally be made. If a participant's account is greater than $3,500, the participant's distribution options are: lump-sum distribution, monthly or yearly installments, or purchase of an annuity. Retirees may continue to leave their account in the Plan.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participants may borrow from their deferral portion of their fund accounts, a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested deferral account balance. The loans are subject to certain restrictions, as defined in the Plan document and applicable restrictions under the IRC.

       Forfeitures

Forfeited balances of terminated participants' non-vested accounts are used to reduce Company contributions or administrative expenses. Forfeitures for the Plan years ended 1997 and 1996 were immaterial.

(2)    SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting and Valuation

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. Investments are accounted for at yearend fair market values. Participant loans are valued at cost, which approximates fair market value. Unrealized appreciation is the difference between the fair value at the end of the current year and the cost of the investment, if acquired during the Plan year, or the fair value at the beginning of the Plan year. The accompanying supplemental Schedule I reflects cost basis determined utilizing an original cost approach as required by ERISA.

       Other

The Company's annual contribution is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to yearend.

The Company provides certain administrative and accounting services to the Plan at no cost and also pays the cost of certain outside services provided to the Plan. Such outside services paid by the Company were approximately $98,000 and $76,000 for 1997 and 1996, respectively.

       Payment of Benefits

 Benefits are recorded when paid.

(3)    TAX STATUS

The Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service (the "IRS") on August 23, 1996. The Plan has been amended since receiving this determination, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

(4)    PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of K N Energy, Inc. common stock. The Plan had no reportable or prohibited party-in-interest transactions for the years ended December 31, 1997, 1996 and 1995. Certain Plan investments are shares of mutual funds managed by Putnam Investments, Inc. Putnam Fiduciary Trust Company (the Trustee of the Plan) is a subsidiary of Putnam Investments, Inc. and therefore, these transactions qualify as party-in-interest.

(5)    INVESTMENTS

Investments that represent 5% or more of the Plan's net assets as of December 31, 1997 and 1996 are separately identified in the accompanying Statements of Allocation of Plan Assets and Liabilities to Investment Programs.

(6)    PLAN MERGER

Effective March 27, 1996, the American Oil and Gas Corporation 401(k) Retirement and Savings Plan merged into the Plan. Some of the assets transferred into the Plan prior to December 31, 1995. All the remaining assets were transferred in as of March 27, 1996 and are shown in the 1996 and 1995 Statements of Income and Changes in Plan Equity as transfers from Related Plans.

(7)    RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts shown in the Statements of Financial Condition.

(8)    SUBSEQUENT EVENTS

       MidCon Acquisition

In connection with the acquisition of MidCon Corp. by the Company, the MidCon Corp. Savings Plan ("MidCon Plan") was merged into the Plan effective May 1, 1998. All assets in the MidCon Plan, which totaled approximately $122 million, were liquidated and invested in the Plan pursuant to the participants' direction. All MidCon employees whose employment terminated as a result of the MidCon acquisition became 100% vested in their account balances due to a partial termination of the MidCon Plan.

       Sale of Kansas Operations

In connection with the sale of certain of the Company's Kansas operations to Midwest Energy as of March 31, 1998, the account balances of certain employees will be rolled out of the Plan during 1998. The sum of these account balances is approximately $9.8 million.

                                                                      SCHEDULE I
                                                                     Page 1 of 2
                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                DECEMBER 31, 1997



                                                                                                  Putnam      Putnam      Putnam
                                                        K N                                        Asset       Asset       Asset
                                                    Energy, Inc.       Putnam      Putnam New   Allocation- Allocation- Allocation-
               ASSETS                               Common Stock       Voyager    Opportunities   Growth     Balanced  Conservative
                                                        Fund            Fund          Fund       Portfolio   Portfolio  Portfolio
                                                     -----------    -----------    ----------    --------    --------    --------
INVESTMENTS, at market value (Notes 1 and 2):
        K N Energy, Inc. common stock                $90,067,779    $        --    $       --    $     --    $     --    $     --
        Voyager Fund                                          --     30,096,655            --          --          --          --
        New Opportunities Fund                                --             --     1,099,091          --          --          --
        Asset Allocation - Growth Portfolio                   --             --            --     131,650          --          --
        Asset Allocation - Balanced Portfolio                 --             --            --          --     465,983          --
        Asset Allocation - Conservative Portfolio             --             --            --          --          --     107,473
        Fund for Growth and Income                            --             --            --          --          --          --
        Income Fund                                           --             --            --          --          --          --
        International Growth Fund                             --             --            --          --          --          --
        Money Market Fund                                     --             --            --          --          --          --
        Participant loans                                     --             --            --          --          --          --
                                                     -----------    -----------    ----------    --------    --------    --------
                 Total investments                    90,067,779     30,096,655     1,099,091     131,650     465,983     107,473
                                                     -----------    -----------    ----------    --------    --------    --------

CASH                                                          --             --            --          --          --          --

RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                          --             --            --          --          --          --
    Interest and dividends                                    --             --            --          --          --          --
                                                     -----------    -----------    ----------    --------    --------    --------
                 Total assets                        $90,067,779    $30,096,655    $1,099,091    $131,650    $465,983    $107,473
                                                     ===========    ===========    ==========    ========    ========    ========

    LIABILITIES AND PLAN EQUITY

LIABILITIES                                          $        --    $        --    $       --    $     --    $     --    $     --

PLAN EQUITY                                           90,067,779     30,096,655     1,099,091     131,650     465,983     107,473
                                                     -----------    -----------    ----------    --------    --------    --------
                 Total liabilities and plan equity   $90,067,779    $30,096,655    $1,099,091    $131,650    $465,983    $107,473
                                                     ===========    ===========    ==========    ========    ========    ========



                                                      Putnam                        Putnam         Putnam
                                                      Fund for       Putnam      International      Money
               ASSETS                                Growth and      Income         Growth          Market        Loan
                                                       Income         Fund           Fund           Fund          Fund
                                                     -----------    ----------    -----------    -----------    ----------
INVESTMENTS, at market value (Notes 1 and 2):
        K N Energy, Inc. common stock                $        --    $       --    $        --    $        --    $       --
        Voyager Fund                                          --            --             --             --            --
        New Opportunities Fund                                --            --             --             --            --
        Asset Allocation - Growth Portfolio                   --            --             --             --            --
        Asset Allocation - Balanced Portfolio                 --            --             --             --            --
        Asset Allocation - Conservative Portfolio             --            --             --             --            --
        Fund for Growth and Income                    22,844,812            --             --             --            --
        Income Fund                                           --     6,713,632             --             --            --
        International Growth Fund                             --            --     12,505,454             --            --
        Money Market Fund                                     --            --             --     10,596,482            --
        Participant loans                                     --            --             --             --     1,898,521
                                                     -----------    ----------    -----------    -----------    ----------
                 Total investments                    22,844,812     6,713,632     12,505,454     10,596,482     1,898,521
                                                     -----------    ----------    -----------    -----------    ----------

CASH                                                          --            --             --             --            --

RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                          --            --             --             --            --
    Interest and dividends                                    --            --             --             --            --
                                                     -----------    ----------    -----------    -----------    ----------
                 Total assets                        $22,844,812    $6,713,632    $12,505,454    $10,596,482    $1,898,521
                                                     ===========    ==========    ===========    ===========    ==========

    LIABILITIES AND PLAN EQUITY

LIABILITIES                                          $        --    $       --    $        --    $        --    $       --

PLAN EQUITY                                           22,844,812     6,713,632     12,505,454     10,596,482     1,898,521
                                                     -----------    ----------    -----------    -----------    ----------
                 Total liabilities and plan equity   $22,844,812    $6,713,632    $12,505,454    $10,596,482    $1,898,521
                                                     ===========    ==========    ===========    ===========    ==========




               ASSETS
                                                      Other           Total
                                                    ----------    ------------
INVESTMENTS, at market value (Notes 1 and 2):
        K N Energy, Inc. common stock               $       --    $ 90,067,779
        Voyager Fund                                        --      30,096,655
        New Opportunities Fund                              --       1,099,091
        Asset Allocation - Growth Portfolio                 --         131,650
        Asset Allocation - Balanced Portfolio               --         465,983
        Asset Allocation - Conservative Portfolio           --         107,473
        Fund for Growth and Income                          --      22,844,812
        Income Fund                                         --       6,713,632
        International Growth Fund                           --      12,505,454
        Money Market Fund                                   --      10,596,482
        Participant loans                                   --       1,898,521
                                                    ----------    ------------
                 Total investments                          --     176,527,532
                                                    ----------    ------------

CASH                                                     4,140           4,140

RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                 5,755,990       5,755,990
    Interest and dividends                                  --              --
                                                    ----------    ------------
                 Total assets                       $5,760,130    $182,287,662
                                                    ==========    ============

    LIABILITIES AND PLAN EQUITY

LIABILITIES                                         $       --    $         --

PLAN EQUITY                                          5,760,130     182,287,662
                                                    ----------    ------------
                 Total liabilities and plan equity  $5,760,130    $182,287,662
                                                    ==========    ============


             The accompanying notes to financial statements are an
                        integral part of this schedule.

                                                                      SCHEDULE I
                                                                     Page 2 of 2

                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


        ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                DECEMBER 31, 1996


                                                       K N                                        Putnam
                                                   Energy, Inc.     Putnam         Putnam        Fund for       Putnam
                   ASSETS                          Common Stock     Voyager        Global       Growth and      Income
                                                      Fund           Fund        Growth Fund      Income         Fund
                                                   -----------    -----------    ----------    -----------    ----------
INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock               $67,052,748    $        --    $-            $        --    $       --
       Voyager Fund                                         --     24,673,000            --             --            --
       Global Growth Fund                                   --             --            --             --            --
       Fund for Growth and Income                           --             --            --     17,550,702            --
       Income Fund                                          --             --            --             --     6,196,452
       International Growth Fund                            --             --            --             --            --
       U. S. Government Income Trust                        --             --            --             --            --
       Putnam Money Market                                  --             --            --             --            --
       Participant loans                                    --             --            --             --            --

                                                   -----------    -----------    ----------    -----------    ----------
              Total investments                     67,052,748     24,673,000            --     17,550,702     6,196,452
                                                   -----------    -----------    ----------    -----------    ----------
CASH                                                        --             --            --             --            --
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                        --             --            --             --            --
    Interest and dividends                                  --             --            --             --        19,822
                                                   -----------    -----------    ----------    -----------    ----------
              Total assets                         $67,052,748    $24,673,000    $       --    $17,550,702    $6,216,274
                                                   ===========    ===========    ==========    ===========    ==========


       LIABILITIES AND PLAN EQUITY

LIABILITIES                                        $        --    $        --    $       --    $        --    $       --

PLAN EQUITY                                         67,052,748     24,673,000            --     17,550,702     6,216,274
                                                   -----------    -----------    ----------    -----------    ----------
              Total liabilities and Plan equity    $67,052,748    $24,673,000    $       --    $17,550,702    $6,216,274
                                                   ===========    ===========    ==========    ===========    ==========


                                                                                 Putnam
                                                    Putnam          Putnam        Money
                   ASSETS                        International  U. S. Government  Market        Loan
                                                  Growth Fund    Income Trust      Fund         Fund         Other        Total
                                                  -----------    -----------    -----------  ----------   ----------  ------------
INVESTMENTS, at market value (Notes 1 and 2):
       K N Energy, Inc. common stock              $        --    $        --    $        --  $       --   $       --  $ 67,052,748
       Voyager Fund                                        --             --             --          --           --    24,673,000
       Global Growth Fund                                  --             --             --          --           --            --
       Fund for Growth and Income                          --             --             --          --           --    17,550,702
       Income Fund                                         --             --             --          --           --     6,196,452
       International Growth Fund                   10,106,065             --             --          --           --    10,106,065
       U. S. Government Income Trust                       --             --             --          --           --            --
       Putnam Money Market                                 --             --     11,192,525          --           --    11,192,525
       Participant loans                                   --             --             --   1,434,084           --     1,434,084

                                                  -----------    -----------    -----------  ----------   ----------  ------------
              Total investments                    10,106,065             --     11,192,525   1,434,084           --   138,205,576
                                                  -----------    -----------    -----------  ----------   ----------  ------------
CASH                                                       --             --             --          --       49,115        49,115
RECEIVABLES:
    K N Energy, Inc. (Notes 1 and 2)                       --             --             --          --    6,654,828     6,654,828
    Interest and dividends                                 --             --          3,968          --           --        23,790
                                                  -----------    -----------    -----------  ----------   ----------  ------------
              Total assets                        $10,106,065 $           --    $11,196,493  $1,434,084   $6,703,943  $144,933,309
                                                  ===========    ===========    ===========  ==========   ==========  ============


       LIABILITIES AND PLAN EQUITY

LIABILITIES                                       $        --    $        --    $        --  $       --   $       --  $         --

PLAN EQUITY                                        10,106,065             --     11,196,493   1,434,084    6,703,943   144,933,309
                                                  -----------    -----------    -----------  ----------   ----------  ------------
              Total liabilities and Plan equity   $10,106,065    $        --    $11,196,493  $1,434,084   $6,703,943  $144,933,309
                                                  ===========    ===========    ===========  ==========   ==========  ============


              The accompanying notes to financial statements are an
                        integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 1 of 3


                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


   ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                             Putnam       Putnam
                                                  K N                                         Asset        Asset
                                              Energy, Inc.       Putnam       Putnam New    Allocation-  Allocation-
               ASSETS                         Common Stock       Voyager     Opportunities    Growth      Balanced
                                                  Fund            Fund           Fund        Portfolio    Portfolio
                                              ------------    ------------    -----------    ---------    ---------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                  $  3,950,665    $  1,032,352    $    25,319    $      --    $      --
    Employee                                     1,308,457       1,339,677        302,066        5,588        3,285
                                              ------------    ------------    -----------    ---------    ---------
              Total contributions                5,259,122       2,372,029        327,385        5,588        3,285

LOAN ACTIVITY, net                                (160,909)        (85,954)       (19,200)          25           85

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments (Note 2)     24,906,425       4,434,994        105,789      (10,743)     (21,288)
    Interest                                            --              --             --           --           --
    Dividends 1,890,046                          1,803,263          23,116          9,298       25,602        4,399
    Forfeitures                                         --              --             --           --           --
                                              ------------    ------------    -----------    ---------    ---------
              Total earnings (losses) from
                 investments                    26,796,471       6,238,257        128,905       (1,445)       4,314
                                              ------------    ------------    -----------    ---------    ---------
DISTRIBUTIONS:
    Directly to participants                    (4,871,281)     (2,625,892)      (341,459)          --           --
    To insurance company for provision
       of benefits, net of policy dividends         (5,753)         (4,324)            --           --          (76)
    Administration fees                             (1,976)         (2,767)          (122)          (2)          (5)
    Excess contributions                            (9,668)        (14,417)        (1,068)          --           --
    Forfeitures                                    (23,360)         (3,311)          (377)          --           --
                                              ------------    ------------    -----------    ---------    ---------
              Total distributions               (4,912,038)     (2,650,711)      (343,026)          (2)         (81)
                                              ------------    ------------    -----------    ---------    ---------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS                                    (3,967,615)       (449,966)     1,005,027      127,484      458,380
                                              ------------    ------------    -----------    ---------    ---------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                      23,015,031       5,423,655      1,099,091      131,650      465,983

PLAN EQUITY, beginning of year                  67,052,748      24,673,000             --           --           --
                                              ------------    ------------    -----------    ---------    ---------
PLAN EQUITY, end of year                      $ 90,067,779    $ 30,096,655    $ 1,099,091    $ 131,650    $ 465,983
                                              ============    ============    ===========    =========    =========

                                                 Putnam
                                                  Asset          Putnam                         Putnam          Putnam
                                               Allocation-      Fund for         Putnam      International      Money
               ASSETS                          Conservative    Growth and        Income         Growth          Market
                                                 Portfolio       Income          Fund            Fund            Fund
                                               -----------    ------------    -----------    ------------    ------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                   $        --    $    458,819    $   129,692    $    366,435    $    691,546
    Employee                                         3,216       1,077,931        278,988         705,365         839,058
                                               -----------    ------------    -----------    ------------    ------------
              Total contributions                    3,216       1,536,750        408,680       1,071,800       1,530,604

LOAN ACTIVITY, net                                      85         (69,015)         4,109         (46,096)       (158,670)

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments (Note 2)         (4,687)      1,376,933         87,314       1,128,757              --
    Interest                                            --              --             --              --              --
    Dividends 1,890,046                          2,947,207         403,683        736,399         593,504              --
    Forfeitures                                         --              --             --              --          40,107
                                               -----------    ------------    -----------    ------------    ------------
              Total earnings (losses) from
                 investments                          (288)      4,324,140        490,997       1,865,156         633,611
                                               -----------    ------------    -----------    ------------    ------------
DISTRIBUTIONS:
    Directly to participants                          (586)     (2,121,838)      (764,796)       (931,002)     (2,897,890)
    To insurance company for provision
       of benefits, net of policy dividends             --          (3,864)        (1,479)         (1,764)         (1,860)
    Administration fees                                 (1)         (1,847)          (541)         (1,048)         (2,521)
    Excess contributions                                --          (7,744)          (984)         (3,815)         (7,817)
    Forfeitures                                         --          (1,340)          (109)           (702)        (14,877)
                                               -----------    ------------    -----------    ------------    ------------
              Total distributions                     (587)     (2,136,633)      (767,909)       (938,331)     (2,924,965)
                                               -----------    ------------    -----------    ------------    ------------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS                                       105,047       1,638,868        361,481         446,860         319,409
                                               -----------    ------------    -----------    ------------    ------------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                         107,473       5,294,110        497,358       2,399,389        (600,011)

PLAN EQUITY, beginning of year                          --      17,550,702      6,216,274      10,106,065      11,196,493
                                               -----------    ------------    -----------    ------------    ------------
PLAN EQUITY, end of year                       $   107,473    $ 22,844,812    $ 6,713,632    $ 12,505,454    $ 10,596,482
                                               ===========    ============    ===========    ============    ============




               ASSETS                            Loan
                                                 Fund            Other           Total
                                              -----------    ------------    -------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                  $        --    $   (898,838)   $   5,755,990
    Employee                                           --              --        5,863,631
                                              -----------    ------------    -------------
              Total contributions                      --        (898,838)      11,619,621

LOAN ACTIVITY, net                                535,540              --               --

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
       market value of investments (Note 2)                            --       32,003,494
    Interest                                      137,339              --          137,339
    Dividends 1,890,046                                --       8,436,517
    Forfeitures                                        --              --           40,107
                                              -----------    ------------    -------------
              Total earnings (losses) from
                 investments                      137,339              --       40,617,457
                                              -----------    ------------    -------------
DISTRIBUTIONS:
    Directly to participants                     (208,442)             --      (14,763,186)
    To insurance company for provision
       of benefits, net of policy dividends            --              --          (19,120)
    Administration fees                                --              --          (10,830)
    Excess contributions                               --              --          (45,513)
    Forfeitures                                        --              --          (44,076)
                                              -----------    ------------    -------------
              Total distributions                (208,442)             --      (14,882,725)
                                              -----------    ------------    -------------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS                                           --         (44,975)              --
                                              -----------    ------------    -------------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                        464,437        (943,813)      37,354,353

PLAN EQUITY, beginning of year                  1,434,084       6,703,943      144,933,309
                                              -----------    ------------    -------------
PLAN EQUITY, end of year                      $ 1,898,521    $  5,760,130    $ 182,287,662
                                              ===========    ============    =============


              The accompanying notes to financial statements are an
                        integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 2 of 3
                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


   ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                            K N                                           Putnam
                                                        Energy, Inc.      Putnam         Putnam          Fund for        Putnam
                                                        Common Stock      Voyager         Global        Growth and       Income
                                                            Fund           Fund         Growth Fund       Income          Fund
                                                        ------------    ------------    -----------    ------------    -----------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                            $         --    $         --    $        --    $         --    $        --
    Employee                                               1,102,446       1,148,826        485,041         644,504        182,939
                                                        ------------    ------------    -----------    ------------    -----------
              Total contributions                          1,102,446       1,148,826        485,041         644,504        182,939

LOAN ACTIVITY, net                                          (115,630)         (8,373)        (2,528)        (47,307)        (7,012)

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in market value of
       investments (Note 2)                               17,935,301       1,139,002        732,690       1,640,585       (206,665)
    Interest                                                      --              --             --              --             --
    Dividends 1,907,463                                    1,560,590         720,642      1,497,053         456,301             --
                                                        ------------    ------------    -----------    ------------    -----------
              Total earnings from investments             19,842,764       2,699,592      1,453,332       3,137,638        249,636
                                                        ------------    ------------    -----------    ------------    -----------
DISTRIBUTIONS:
    Directly to participants                              (7,850,675)     (2,696,733)      (918,176)     (2,277,986)    (1,217,577)
    To insurance company for provision of benefits,
       net of policy dividends                                    --              --             --              --             --
    Administration fees                                       (1,442)         (2,209)          (816)         (2,285)          (611)
    Payments to insurance carriers                           (15,791)         (6,129)        (3,279)         (4,333)        (2,193)
                                                        ------------    ------------    -----------    ------------    -----------
              Total distributions                         (7,867,908)     (2,705,071)      (922,271)     (2,284,604)    (1,220,381)
                                                        ------------    ------------    -----------    ------------    -----------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)             919,712       2,436,231     (9,565,196)      1,905,924         11,464

TRANSFERS FROM RELATED PLAN                                       --              --             --              --             --
                                                        ------------    ------------    -----------    ------------    -----------
NET INCREASE (DECREASE) IN PLAN EQUITY                    13,881,384       3,571,205     (8,551,622)      3,356,155       (783,354)
    DURING THE YEAR
PLAN EQUITY, beginning of year                            53,171,364      21,101,795      8,551,622      14,194,547      6,999,628
                                                        ------------    ------------    -----------    ------------    -----------
PLAN EQUITY, end of year                                $ 67,052,748    $ 24,673,000    $        --    $ 17,550,702    $ 6,216,274
                                                        ============    ============    ===========    ============    ===========
                                                           Putnam                          Putnam
                                                        International      Putnam          Money
                                                            Growth     U. S. Government    Market          Loan
                                                             Fund       Income Trust        Fund           Fund           Other
                                                          -----------   ------------    ------------    -----------    -----------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                              $        --   $         --    $         --    $        --    $ 6,659,842
    Employee                                                       --        258,316          35,357             --             --
                                                          -----------   ------------    ------------    -----------    -----------
              Total contributions                                  --        258,316          35,357             --      6,659,842

LOAN ACTIVITY, net                                                 --          1,544          (8,517)       299,223       (111,400)

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in market value of
       investments (Note 2)                                        --       (281,248)             --             --             --
    Interest                                                       --             --              --        102,011         24,637
    Dividends 1,907,463                                       623,370         51,849              --             --      6,817,268
                                                          -----------   ------------    ------------    -----------    -----------
              Total earnings from investments                      --        342,122          51,849        102,011         24,637
                                                          -----------   ------------    ------------    -----------    -----------
DISTRIBUTIONS:
    Directly to participants                                       --     (1,925,643)     (1,500,660)       (67,965)            --
    To insurance company for provision of benefits,
       net of policy dividends                                     --             --              --             --             --
    Administration fees                                            --         (1,741)            (90)            (1)            (1)
    Payments to insurance carriers                                 --         (5,343)             --             --        (37,068)
                                                          -----------   ------------    ------------    -----------    -----------
              Total distributions                                  --     (1,932,727)     (1,500,750)       (67,966)            (1)
                                                          -----------   ------------    ------------    -----------    -----------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)           10,106,065     (8,934,326)     11,919,984             --     (8,799,858)

TRANSFERS FROM RELATED PLAN                                        --             --              --             --      3,867,962
                                                          -----------   ------------    ------------    -----------    -----------
NET INCREASE (DECREASE) IN PLAN EQUITY                     10,106,065    (10,265,071)     10,497,923        333,268      1,641,182
    DURING THE YEAR
PLAN EQUITY, beginning of year                                     --     10,265,071         698,570      1,100,816      5,062,761
                                                          -----------   ------------    ------------    -----------    -----------
PLAN EQUITY, end of year                                  $10,106,065   $         --    $ 11,196,493    $ 1,434,084    $ 6,703,943
                                                          ===========   ============    ============    ===========    ===========



                                                              Total
                                                          -------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                                              $   6,659,842
    Employee                                                  3,857,429
                                                          -------------
              Total contributions                            10,517,271

LOAN ACTIVITY, net                                                   --

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in market value of
       investments (Note 2)                                  20,959,665
    Interest                                                    126,648
    Dividends 1,907,463
                                                          -------------
              Total earnings from investments                27,903,581
                                                          -------------
DISTRIBUTIONS:
    Directly to participants                                (18,455,415)
    To insurance company for provision of benefits,
       net of policy dividends                                       --
    Administration fees                                          (9,196)
    Payments to insurance carriers
                                                          -------------
              Total distributions                           (18,501,679)
                                                          -------------
TRANSFERS TO (FROM) INVESTMENT PROGRAMS (Note 1)                     --

TRANSFERS FROM RELATED PLAN                                   3,867,962
                                                          -------------
NET INCREASE (DECREASE) IN PLAN EQUITY                       23,787,135
    DURING THE YEAR
PLAN EQUITY, beginning of year                              121,146,174
                                                          -------------
PLAN EQUITY, end of year                                  $ 144,933,309
                                                          =============



              The accompanying notes to financial statements are an
                        integral part of this schedule.

                                                                     SCHEDULE II
                                                                     Page 3 of 3
                                K N ENERGY, INC.

                         PROFIT SHARING AND SAVINGS PLAN


   ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                              K N                                             Putnam
                                          Energy, Inc.       Putnam           Putnam          Fund for          Putnam
                                         Common Stock        Voyager          Global         Growth and         Income
                                             Fund             Fund          Growth Fund        Income            Fund
                                         -------------    -------------    -------------    -------------    -------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                             $          --    $          --    $          --    $          --    $          --
    Employee                                 1,237,494          857,036          512,214          528,051          227,680
                                         -------------    -------------    -------------    -------------    -------------
              Total contributions            1,237,494          857,036          512,214          528,051          227,680

LOAN ACTIVITY, net                            (251,111)        (105,720)         (56,334)         (54,284)          (8,173)

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
         market value of
         investments (Note 2)               10,310,590        4,994,664          690,341        3,059,321          780,531
    Interest                                        --               --               --               --               --
    Dividends 1,926,733                      1,125,040          475,523          956,596          494,376          754,126
                                         -------------    -------------    -------------    -------------    -------------
              Total earnings from
              investments                   12,237,323        6,119,704        1,165,864        4,015,917        1,274,907
                                         -------------    -------------    -------------    -------------    -------------
DISTRIBUTIONS:
    Directly to participants                (5,725,961)      (2,170,982)        (999,084)      (2,361,029)      (1,333,160)
    To insurance company for
         provision of benefits,
         net of policy dividends                (8,101)          (2,276)          (1,599)          (1,964)          (1,111)
    Administration fees                         (1,430)          (2,284)            (998)          (1,330)            (711)
                                         -------------    -------------    -------------    -------------    -------------
              Total distributions           (5,735,492)      (2,175,542)      (1,001,681)      (2,364,323)      (1,334,982)
                                         -------------    -------------    -------------    -------------    -------------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS (Note 1)                         (240,808)       1,151,536         (570,593)         833,532          (43,148)

TRANSFERS FROM RELATED PLAN                     21,702            9,807           24,010            9,017            2,683
                                         -------------    -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                   7,269,108        5,856,821           73,480        2,967,910          118,967

PLAN EQUITY, beginning of year              45,902,256       15,244,974        8,478,142       11,226,637        6,880,661
                                         -------------    -------------    -------------    -------------    -------------
PLAN EQUITY, end of year                 $  53,171,364    $  21,101,795    $   8,551,622    $  14,194,547    $   6,999,628
                                         =============    =============    =============    =============    =============

                                                              Putnam
                                            Putnam            Money
                                        U. S. Government      Market            Loan
                                          Income Trust         Fund             Fund             Other            Total
                                          -------------    -------------    -------------    -------------    -------------
CONTRIBUTIONS (Notes 1 and 2):
    Employer                              $          --    $          --    $          --    $   5,062,761    $   5,062,761
    Employee                                    348,408            6,560               --               --        3,717,443
                                          -------------    -------------    -------------    -------------    -------------
              Total contributions               348,408            6,560               --        5,062,761        8,780,204

LOAN ACTIVITY, net                                7,425              381          584,611         (116,795)              --

EARNINGS FROM INVESTMENTS:
    Net appreciation (depreciation) in
         market value of
         investments (Note 2)                   834,904               --               --               --       20,670,351
    Interest                                         --               --           63,455               --           63,455
    Dividends 1,926,733                          16,346               --               --        5,748,740
                                          -------------    -------------    -------------    -------------    -------------
              Total earnings from
              investments                     1,589,030           16,346           63,455               --       26,482,546
                                          -------------    -------------    -------------    -------------    -------------
DISTRIBUTIONS:
    Directly to participants                 (2,429,205)        (343,565)         (73,533)              --      (15,436,519)
    To insurance company for
         provision of benefits,
         net of policy dividends                 (1,887)            (105)              --               --          (17,043)
    Administration fees                          (2,637)             (60)              --               --           (9,450)
                                          -------------    -------------    -------------    -------------    -------------
              Total distributions            (2,433,729)        (343,730)         (73,533)              --      (15,463,012)
                                          -------------    -------------    -------------    -------------    -------------
TRANSFERS TO (FROM) INVESTMENT
    PROGRAMS (Note 1)                           195,492        1,019,013               --       (2,345,024)              --

TRANSFERS FROM RELATED PLAN                      26,676               --               --          116,795          210,690
                                          -------------    -------------    -------------    -------------    -------------
NET INCREASE (DECREASE) IN PLAN
    EQUITY DURING THE YEAR                     (266,698)         698,570          574,533        2,717,737       20,010,428

PLAN EQUITY, beginning of year               10,531,769               --          526,283        2,345,024      101,135,746
                                          -------------    -------------    -------------    -------------    -------------
PLAN EQUITY, end of year                  $  10,265,071    $     698,570    $   1,100,816    $   5,062,761    $ 121,146,174
                                          =============    =============    =============    =============    =============

              The accompanying notes to financial statements are an
                        integral part of this schedule.

                                                                    SCHEDULE III

                                K N ENERGY, INC.


                         PROFIT SHARING AND SAVINGS PLAN

         ITEM 27a--SCHEDULE OF PLAN ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997



                                                                                     Number of
Issuer, Borrower, Lessor                                                             Shares or                          Current
    or Similar Party                 Description of Investment                         Units             Cost*           Value
-------------------------      ------------------------------------------------    --------------  ---------------   -------------
**Putnam Investments:              K N Energy, Inc. common stock                     1,667,922      $   19,590,675    $ 90,067,779
                                   Putnam Voyager Fund                               1,579,877          22,189,313      30,096,655
                                   Putnam New Opportunities Fund                        22,592           1,018,263       1,099,091
                                   Asset Allocation - Growth Portfolio                  10,677             142,479         131,650
                                   Asset Allocation - Balanced Portfolio                41,867             488,011         465,983
                                   Asset Allocation - Conservative Portfolio            10,780             112,134         107,473
                                   Putnam Fund for Growth and Income                 1,169,131          19,136,721      22,844,812
                                   Putnam Income Fund                                  944,252           6,419,215       6,713,632
                                   Putnam International Growth Fund                    750,177          11,519,079      12,505,454
                                   Putnam Money Market Fund                         10,596,482          10,596,482      10,596,482
                                                                                                    --------------    ------------
                                                                                                    $   91,212,372    $174,629,011
                                                                                                    ==============    ============

Participant Loans                  Interest rates ranging from 7.75% to 10.81%             N/A      $    1,898,521    $  1,898,521
                                                                                                    ==============    ============

*    Determined using original historical cost
**   Party-in-interest (Note 4)

              The accompanying notes to financial statements are an
                         integral part of this schedule.

                                                                     SCHEDULE IV


                                K N ENERGY, INC.


                         PROFIT SHARING AND SAVINGS PLAN

                 ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                             Number of
                                                            Transactions
     Identity of               Description of          --------------------   *Purchase        *Sales       Cost          Net
   Party Involved               Transaction             Purchases    Sales      Price          Price       Basis       Gain/(Loss)
------------------------  ---------------------------  -----------  -------  -----------    -----------  ----------    -----------
**Putnam Investments:       K N Energy, Inc. Stock        199         415     $8,889,829    $10,781,228  $5,787,338    $4,993,890
                            Voyager Fund                  197         482      5,541,470      4,552,811   3,652,715       900,096
                            Fund for Growth
                                and Income                229         396      7,023,564      3,106,389   2,441,348       665,041
                            Money Market Fund             332         426      5,765,878      6,361,921   6,361,921            --


* The current value of the assets on the transaction date is equal to the purchase/sales price on that date.
**   Party-in-interest (Note 4)


              The accompanying notes to financial statements are an
                        integral part of this statement.

                 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                           K N ENERGY, INC.
                                           PROFIT SHARING AND SAVINGS PLAN

                                         By:      /s/ Martha B. Wyrsch
                                                  -----------------------------

                                         Name:    Martha B. Wyrsch
                                                  -----------------------------

                                         Title:   Vice President,
                                                  General Counsel & Secretary
                                                 ------------------------------

                                         Date:      June 26, 1998

                                 EXHIBIT INDEX



            EXHIBIT
            NUMBER                                       DESCRIPTION
            -------                                      -----------
          EXHIBIT 23.2                          Consent of Arthur Anderson LLP